Filed Pursuant to Rule 433
Registration Statement No. 333-258249
Pricing Term Sheet

BRUNSWICK CORPORATION

Pricing Term Sheet

$400,000,000 5.850% Notes due 2029

Issuer:	Brunswick Corporation
Security Type:	Senior Unsecured Notes
Format:	SEC Registered
Title:	5.850% Notes due 2029 (the “Notes”)
Aggregate Principal Amount:	$400,000,000
Maturity:	March 18, 2029
Coupon:	5.850%
Interest Payment Dates:	March 18 and September 18, commencing September 18, 2024
Price to Public:	99.829% of the aggregate principal amount
Benchmark Treasury:	4.250% due February 28, 2029
Benchmark Treasury Price / Yield:	99-26 1/4 / 4.290%
Spread to Benchmark Treasury:	+160 basis points
Yield to Maturity:	5.890%
Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB- / BBB
Trade Date:	March 14, 2024
Settlement Date:	T+2; March 18, 2024
Optional Redemption:
The Notes will be redeemable at the option of the Issuer, in whole or in part, at any time and from time to time prior to maturity.  If the Issuer elects to redeem the Notes (A) at any time prior to February 18, 2029, it will pay a redemption price equal to the greater of (i) 100% of the principal amount or (ii) a “make-whole” amount calculated at the applicable treasury rate plus 25 basis points, plus, in each case, any accrued and unpaid interest to, but not including, the redemption date, and (B) at any time on or after February 18, 2029, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to, but not including, the redemption date.

Day Count:	30 / 360
CUSIP / ISIN:	117043AW9 / US117043AW94
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC
Senior Co-Managers:	Citigroup Global Markets Inc. Citizens JMP Securities, LLC U.S. Bancorp Investments, Inc. Truist Securities, Inc.
Co-Manager:	BMO Capital Markets Corp.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, J.P. Morgan Securities LLC collect at (212) 834-4533 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

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